UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                       Advance Display Technologies, Inc.
                   -------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   007422306 5
                                   -----------
                                 (CUSIP Number)


         S. Lee Terry, Jr., Davis Graham & Stubbs LLP, 1550 17th Street,
                                   Suite 500,
                         Denver, CO 80202 (303) 892-9400
         ---------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 30, 2003
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.


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CUSIP No. 007422306 5

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Stephen P. Jarchow

(2)     Check the Appropriate Box if a Member of a Group

        (a) (b)

(3)     SEC USE ONLY

(4)     Source of Funds

        PF

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)     Citizenship or Place of Organization

        U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)     Sole Voting Power:          7,500,000

(8)     Shared Voting Power:        -0-

(9)     Sole Dispositive Power:     7,500,000

(10)    Shared Dispositive Power:   -0-

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person: 7,500,000

(12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)    Percent of Class Represented by Amount in Row (11):      22.6%

(14)    Type of Reporting Person IN

Item 1.    SECURITY AND ISSUER

        Common Stock, $.001 par value per share (the "Common Stock") of Advance Display Technologies, Inc. (the "Company"), 7334 So. Alton Way, Building 14, Suite F, Englewood, CO 80112.

Item 2.    IDENTITY AND BACKGROUND

(a)     Stephen P. Jarchow

(b)     8411 Preston Road, Suite 650, Dallas, TX 75225.

(c) Principal of Regent Entertainment, motion picture producer, 8411 Preston Road, Suite 650, Dallas, TX 75255.

(d)     None.

(e)     None.

(f)     USA.


Item 3.    SOURCE OF FUNDS OR OTHER CONSIDERATION

        On November 25, 2003, the Reporting Person signed an agreement with the Company wherein he agreed to purchase 7,500,000 shares of the Company's Series D Convertible Preferred Stock for $.0167 per share, which shares are convertible into the Company's Common Stock. The first closing of the purchase of the shares of Series D took place on November 30, 2003, at which time the Reporting Person purchased 1,500,000 shares, or 20%, of the agreed amount. The remaining 80% of shares of Series D will be purchased no later than February 4, 2004.


Item 4.    PURPOSE OF TRANSACTION

        The shares of Series D Convertible Preferred Stock were acquired for investment purposes.

(a) None.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.


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(g) None.

(h) None.

(i) None.

(j) None.


Item 5.    INTEREST IN SECURITIES OF THE ISSUER

(a) 7,500,000 shares of Series D Convertible Preferred Stock beneficially owned.

(b)     Sole Power to Vote: 7,500,000
        Shared Power to Vote: -0-
        Sole Power to Direct the Disposal:  7,500,000
        Shared Power to Direct the Disposal:  -0-

(c) See Item 3.

(d) None.

(e) Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        See Item 3. In addition, the Reporting Person is a party to a shareholders agreement dated November 25, 2003, whereby the Reporting Person may be restricted from transferring his shares under certain circumstances.


Item 7.    MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 99.1 Stock Purchase Agreement by and among the Company and the purchasers of the Series D Convertible Preferred Stock dated November 25, 2003.

        Exhibit 99.2 Shareholders Agreement by and among the Company and the purchasers of the Series D Convertible Preferred Stock dated November 25, 2003.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.

Date: December 9, 2003              /S/STEPHEN P. JARCHOW
                                    -------------------------------------------
                                    Stephen P. Jarchow